WEBUY GLOBAL LTD

18 Tampines Industrial Crescent #04-03

Space@Tampines

Singapore 528605

May 3, 2023

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

Washington, D.C. 20549-4720

Attn: Kate Beukenkamp

Re:	WEBUY GLOBAL LTD Amendment No. 2 to Draft Registration Statement on Form F-1 Submitted February 17, 2023 CIK No. 0001946703

Dear Ms. Beukenkamp:

This letter is in response to the letter from the Staff (the “Staff’”) of the U.S. Securities and Exchange Commission (“Commission”), dated March 3, 2023, in which you provided comments to Confidential Draft No. 3 on Form F-1 (the “Registration Statement”) of WEBUY GLOBAL LTD (the “Company”) submitted to the U.S. Securities and Exchange Commission on February 17, 2023. On the date hereof, the Company has filed with the Commission a Registration Statement on Form F-1 (“Form F-1”). We set forth below in bold the comments in your letter relating to the Registration Statement followed by our responses to the comments.

Amendment No. 2 to Draft Registration Statement on Form F-1

Prospectus Summary, page 2

1.

We note your response to prior comment 1 and reissue in part. We note your revised disclosure that you “are confident that these going concerns regarding [your] ability to continue [your] business will be resolved over time and after this initial public offering as [you] expand [your] presence in Southeast Asia.” Please remove this revised disclosure and explicitly disclose that your auditors have issued a going concern opinion on your audited financial statements. Please discuss the uncertainties you face as noted in your auditors opinion and discuss the consequences should you be unable to obtain additional financing.

RESPONSE: We respectfully advise the Staff that we have removed the revised disclosure mentioned in the comment and explicitly disclosed that our auditors have issued a going concern opinion on your audited financial statements. We have also discussed the uncertainties we face as noted in the auditor’s opinion and the consequences should we be unable to obtain additional financing. We also added additional risk factor regarding the same under “We may need to raise capital in addition to this offering, which may not be available on favorable terms, if at all, and which may cause dilution to holders of our common stock, restrict our operations or adversely affect our ability to operate and continue our business” and “Our indebtedness could have important consequences to you” on page 25.

Principal Shareholders, page 107

2.

We note your revisions to the Principal Shareholders table to include 5% or greater shareholders. Please revise the footnotes to this table to identify the natural person(s) with voting and/or investment control over the shares held by each of the entities named in footnotes (1) - (6).

RESPONSE: We respectfully advise the Staff that we have revised the footnotes to the principal shareholder table and identified the natural person(s) with voting and/or investment control over the shares held by each of the entities named in footnotes, to the extent they are applicable.

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We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our securities counsel William S. Rosenstadt, Esq., Jason Ye, Esq. or Yarona Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, jye@orllp.legal or yly@orllp.legal.

Sincerely,

/s/ BinXue
Bin Xue
Chairman

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